Mail Stop 4561

                                                            July 5, 2018


Jonathan Read
Chief Executive Officer
TimefireVR Inc.
7150 E. Camelback Rd.
Suite 444
Scottsdale, AZ 85251

       Re:    TimefireVR Inc.
              Amendment No. 1 to the Preliminary Proxy Statement on Schedule
14A
              Filed June 12, 2018
              File No. 000-31587

Dear Mr. Read:

       We have limited our review of your revised filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. In response to prior comment 3, you indicate that the Company sold all of its Ether in
       May and June 2018 and purchased Bitcoin. Please clarify whether the Ether were exchanged for Bitcoin or sold for cash. To the extent they were sold for cash, please quantify the sale price of the Ether and the purchase price of the Bitcoin or advise. To the extent the Ether was exchanged for Bitcoin, please confirm that that the valuation of both will be provided in your next quarterly report on Form 10-Q. Jonathan Read
TimefireVR Inc.
July 5, 2018
Page 2

Proposal 1: Approval of Articles of Amendment to our Articles of Incorporation to Change the
Company's Name to Teraforge Ventures Inc.

Reasons for the Amendment

2. We note your response to prior comment 2a. Please provide a cross-reference to the risk factor disclosure, the funding disclosure, and the advisor agreement disclosure in the company's annual report on Form 10-K. Additionally, please quantify the amounts raised during your equity financing. In this regard, we note your response where you state that "[i]n order to enter into the cryptocurrency business, the [Company]... sold new convertible notes and warrants... as disclosed in the Form 10-K." Finally, please tell us why the company did not file the Advisor Agreement as an exhibit to the Form 10-K.

3. We note your response to prior comment 3b where you state that you do not "intend to acquire digital assets other than Bitcoin and Ether." In your annual report on Form 10-K filed April 9, 2018, you state that, "Over 1,500 other cryptocurrencies, have been developed since the Bitcoin Network's inception, including Ether, Ripple, Litecoin,
       Dash, and Monero. The Bitcoin Network, however, possesses the `first-to-market'
       advantage... The Company is examining and will continue to examine these other cryptocurrencies, subject to financing, existing market conditions and regulatory compliance." (emphasis added) Please revise your disclosure in the preliminary proxy statement to state, if true, that you do not intend to acquire digital assets other than
       Bitcoin and Ether.

Proposal 2: Ratification of the Sale of the Company's Subsidiary

4. We note your response to prior comment 6. We continue to believe the information required by Item 14 for the sale of TLLC is material information. Please revise your disclosure accordingly. In particular, please provide the unaudited financial statement of
       TLLC for the two most recent fiscal years plus interim periods and pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period.

5. We note your response to prior comment 7 that "the sale of TLLC created risks of non-
       compliance with the rules promulgated under Section 14 of the Securities Exchange Act of 1934 regarding providing shareholders with notice." Please revise your disclosure to specify the risks related to the noncompliance of the federal securities laws.

6. We not your response to prior comment 8. Please revise your disclosure to identify the four buyers who, at the time of the sale, had a majority of voting power in the company and provide material risks related to conflicts of interest arising from the related party transaction.
 Jonathan Read
TimefireVR Inc.
July 5, 2018
Page 3

Directors and Executive Officers

7. We note your response to prior comment 2d. Please revise to disclose that BTCS, Inc. is a company engaged in a digital asset-related business. Where applicable, please disclose any conflicts of interests or tell us why the information is not material.

       Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at
(202) 551-3673
with any questions.


                                                          Sincerely,

                                                          /s/ Folake Ayoola

                                                          Folake Ayoola
                                                          Special Counsel
                                                          Office of Information
Technologies
                                                          and Services




cc:    Michael Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.